FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 15, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

Paddy Power Games Adds CryptoLogic As a New Supplier

Two games live -- with at least seven more to come in 2009

June 15, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software, has signed a three-year agreement to provide at least 9 of its most popular online slot games to Paddy Power, the largest provider of betting services in Ireland and one of the world’s best-known gaming brands.

Two of the games, a mix of both branded and non-branded titles, are now live on Paddy Power Games with the remainder scheduled to roll out before the end of 2009. The games will be made available to Paddy Power Games through Orbis Technology’s Fixed Odds Games (FOG) platform. CryptoLogic announced a deal with Orbis in December 2008 as part of its successful strategy to expand its channels to the Internet gaming market.

“Paddy Power is one of the world’s most celebrated gaming brands, and it’s exciting for CryptoLogic to provide them with some of the world’s most celebrated games,” said Brian Hadfield, CryptoLogic’s President and CEO. “These games are proven profit-makers for our customers, and that is why CryptoLogic continues to attract the global giants of online entertainment.”

In addition to its dominant position in Ireland, Paddy Power is a leading provider of betting and gaming services in the UK. The company operates over 250 retail licensed betting offices across Ireland and the UK.

Christopher Coyne, Head of eGaming at Paddy Power said “We are excited to be adding CryptoLogic games, which strengthen our branded game portfolio. These new games take Paddy Power Games to a landmark position of over 100 games.”

Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today, with games featuring some of the world’s most famous action and entertainment characters. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2009 earned Gambling Online Magazine’s Top Casino Software award for the fourth consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

“CryptoLogic is committed to enhancing the Paddy Power experience, and we are confident our games will be embraced by even more new players across Ireland, the U.K. and beyond,” added Justin Thouin, CryptoLogic’s Vice President.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Paddy Power

Paddy Power is Ireland’s biggest and most successful bookmaker. Paddy Power operates both a retail and an online/telephone division.

Paddy Power’s retail division operates a chain of licensed betting offices located throughout Ireland and in the UK. The company’s online/telephone division operates Ireland’s largest telephone Sportsbook (Paddy Power Dial-a-Bet) as well as the following online businesses: online sportsbook (paddypower.com), mobile sportsbook (paddypowermobile.com), casino (paddypowercasino.com), games (paddypowergames.com), poker (paddypowerpoker.com), bingo (paddypowerbingo.com), and the most recent addition, financial spread betting (paddypowertrader.com).

Paddy Power takes an unconventional approach to betting and gaming believing them to be firmly rooted in the leisure and entertainment space. As such its mission is to make betting fun. The company is renowned for their inventive and often irreverent marketing and advertising campaigns.

Paddy Power also markets its services in the UK and is a publicly quoted company listed on both the Irish and London Stock Exchanges (www.paddypowerplc.com).

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.